

SECURIT 15045097 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER	
8 -	68389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2014___ AND ENDING ___12/31/2014___ *K*

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SoFi Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Letterman Drive, Building C, Suite 250
(No. and Street)

San Francisco   **CA**   **94129**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Williams   **415-385-0419**
                                                                                 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- if individual, state last, first, middle name)

11 Broadway, Suite 700   **New York**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, _____ Scott Williams _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SoFi Securities LLC _____ , as of _____ December 31 _____ ,2014 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
President & CCO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [X] (p) Rule 15c3-3 Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOFI SECURITIES LLC
CONTENTS

<table>
<tr><td>**Independent Auditor's Report**</td><td>1</td></tr>
<tr><td>**Financial Statements**</td><td></td></tr>
<tr><td>Statement of Financial Condition</td><td>2</td></tr>
<tr><td>Notes to Financial Statements</td><td>3-4</td></tr>
</table>

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member of
SOFI SECURITIES, LLC

We have audited the accompanying statement of financial condition of SOFI SECURITIES, LLC (a New York Limited Liability Company), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. SOFI SECURITIES, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of SOFI SECURITIES, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 23, 2015

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	9,230
	$	9,230

LIABILITY AND MEMBER'S EQUITY

Member's equity		9,230
	$	9,230

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Nature of business and summary of significant accounting policies

Nature of Business

SoFi Securities LLC (the "Company), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations primarily consist of private placement of securities.

The Company is 100% owned by Social Finance Inc.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The company recognizes revenue from placement fees upon completion of private placement offerings. These fees and related expenses are recorded at the time the placement is completed and the income is reasonably determinable.

Income Taxes

The Company is a single member limited liability company for federal and state income tax purposes. As such, it is a disregarded entity for federal and state tax purposes and does not pay any taxes to those jurisdictions. The Company's income or loss is taken into consideration in the tax returns of its member.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2011.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2014, the Company's net capital was $9,230 which was $4,230 in excess of its required net capital.

3. Regulatory requirements

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of the paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers.

4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Parent, Social Finance Inc., the Parent provides to the Company all services. During the year, the Parent contributed $60,422. The Parent has the financial wherewithal to continue to provide for all services of the Company including payroll.

5. Concentrations of credit risk

The Company maintains its cash in one financial institution. The Company does not consider itself to be at risk with respect to its cash.